UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 20, 2015, announcing the Company's final financial results for the half year ended June 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 24, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

FINAL HALF YEAR RESULTS 2015

HIGHLIGHTS

•	Interim dividend of USD 0.62 (to be paid in September)
•	Adding the USD 0.25 already paid in May, brings the total dividend paid in 2015 under the new dividend policy to USD 0.87 equivalent to 80% of net earnings
•	IEA increase demand for oil estimate to 1.6m bpd for 2015 underpinning confidence in tanker sector

ANTWERP, Belgium, 20 August 2015 – During its meeting of 18 August 2015, the Board of Directors of Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") approved the final condensed consolidated financial statements for the period ended 30 June 2015. This press release also refers to the press release distributed on 30 July 2015.

Paddy Rodgers, CEO of Euronav said: "Delivery on our dividend commitment is an important step for Euronav. We are delighted to reward shareholders a tangible return on their investment. We are not surprised by the current rate environment for this season. Management expects the market to rebound in the winter and with robust fundamentals in place it is confident of further progress going forward."

The most important key figures are:

in thousands of USD		First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

Revenue		204,521	212,008	416,529	201,157
Other operating Income		2,488	1,808	4,296	3,534
			-
Voyage expenses and commissions		(21,916)	(15,749)	(37,665)	(54,586)
Vessel operating expenses		(36,809)	(39,970)	(76,779)	(52,144)
Charter hire expenses		(9,052)	(4,674)	(13,726)	(11,121)
General and administrative expenses		(10,020)	(11,106)	(21,126)	(17,223)
Net Gain (loss) on disposal of tangible assets		2,120	6	2,126	(1,026)

EBITDA		131,332	142,323	273,655	68,591

Depreciation		(49,116)	(52,583)	(101,699)	(67,684)
EBIT (result from operating activities)		82,216	89,740	171,956	907

Net finance expenses		(16,534)	(10,501)	(27,035)	(36,515)
Share of profit (loss) of equity accounted investees		13,624	11,391	25,015	14,393
Result before taxation		79,306	90,630	169,936	(21,214)

Tax Benefit (Expense)		1,549	1,766	3,315	(38)
Profit (loss) for the period		80,855	92,396	173,251	(21,252)

Attributable to:	Owners of the company	80,855	92,396	173,251	(21,252)
	Non-controlling intrests	-	-	-	-

The contribution to the result is as follows

in thousands of USD		First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

Tankers		72,772	83,853	156,625	(35,388)
FSO		8,083	8,543	16,626	14,136
result after taxation		80,855	92,396	173,251	(21,252)

Information per share:

in USD per share		First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

Weighted average number of shares (basic) *		148,065,537	158,023,051	153,071,800	104,324,074
EBITDA		0.89	0.90	1.79	0.66
EBIT (operating result)		0.56	0.57	1.12	0.01
result after taxation		0.55	0.58	1.13	(0.20)

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have been reviewed by our auditors
*The number of shares outstanding on 30 June 2015 is 159,208,949.

The half year report including a full version of the condensed consolidated interim financial statements for the six months ended 30 June 2015, prepared in accordance with IAS 34 and including the auditor's review report and the statement on the true and fair view of the condensed consolidated interim financial statements and the fair overview of the interim management report, can be downloaded on www.euronav.com . The half year report can be downloaded on www.euronav.com as from 31 August 2015.

DIVIDEND

During its meeting of 18 August 2015, the Board of Directors of Euronav approved an interim dividend for the first semester of USD 0.62. Together with the USD 0.25 dividend paid in May, this brings the total dividend paid this year to USD 0.87 in line with the Company's dividend policy to distribute 80% of net earnings for each fiscal year excluding exceptional items such as gains or losses on the disposal of vessels. The interim dividend of USD 0.62 will be payable as from 22 September 2015. The shares will trade ex-dividend as from 9 September 2015 (record date 10 September 2015). The interim dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this interim dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Wednesday 9 September 2015 until Friday 11 September 2015 at 9 am CET.

Euronav has applied the accounting standards IFRS 10 and IFRS 11 as of 1 January 2014. If the Company would have continued to apply the proportionate consolidation method for its joint ventures for the first half of 2015, the adjusted EBITDA (a non-IFRS measure) would have been USD 316.1 million (first half 2014: USD 108.5 million) and the result after taxation would have remained the same.

Highlights and activity report for the first half year of 2015

January

On 15 January 2015 Euronav delivered the VLCC Antarctica (2009 – 315,981 dwt) to its new owners for conversion into an FPSO. Delivery was earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.1 million which was recorded in the first quarter of 2015.

On 20 January 2015 Euronav announced the commencement of its underwritten initial public offering in the United States of 13,550,000 ordinary shares.

On 23 January 2015 Euronav announced the upsizing (from the initially announced 13,550,000 shares to 16,260,000 shares) of its initial public offering in the United States as well as pricing of the offering at an issue price per share of USD 12.25. As of this date, Euronav's shares offered in the United States commenced trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "EURN". On the same date Euronav launched its U.S. Exchange Offer which enabled shareholders to reposition their shares that were listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

On 28 January 2015 Euronav announced the closing of its initial public offering of 18,699,000 shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This includes the exercise in full by the underwriters of their overallotment option of 2,439,000 shares.

On 31 January 2015 the 250 remaining outstanding fixed rate senior unsecured convertible notes due 2015, with a face value of USD 100,000 each, were fully redeemed at par. Euronav held 18 of these notes. Currently, there are no convertible notes outstanding.

February

On 6 February 2015 Euronav's share capital was increased following the mandatory contribution in kind of 30 outstanding perpetual convertible preferred equity instruments issued on 13 January 2014 which resulted in the issuance of 9,459,283 new ordinary shares. Currently, there are no perpetual convertible preferred equity instruments outstanding.

On 19 February 2015 and following the closing of its initial public offering on the NYSE, Euronav repaid the USD 235.5 million note issued to partly finance the acquisition of 15 VLCCs as announced on 5 January 2014. As the note was issued below par, in accordance with IFRS, the Company amortized USD 20.4 million (non-cash) in the fourth quarter of 2014, bringing the amortization related to this note for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.

On 26 February 2015 Euronav took delivery of the VLCC Hirado (2011 – 302,550 dwt) which was the third vessel delivered as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.

March

On 23 March 2015 Euronav closed its U.S. Exchange Offer which enabled shareholders to reposition their shares that were listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

On 30 March 2015 Euronav announced that a total of 42,919,647 shares that were listed and tradable on Euronext Brussels were repositioned pursuant to the U.S. Exchange Offer into an equal number of shares listed and tradable on the NYSE.

April

On 1 April 2015 Euronav announced the adoption of a new dividend policy for the group going forward. Euronav intends to distribute 80% of its annual net result. The yearly dividend will be paid in two instalments: first as an interim dividend paid in September, then as a payment of the balance corresponding to the final dividend paid in May of the following year after receiving shareholders' approval.

On 9 April 2015 Euronav took delivery of the VLCC Hakata (2010 – 302,550 dwt) which was the last vessel delivered as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.

On 27 April 2015 the temporary difference between Euronav's ordinary shares tradable on the NYSE and its ordinary shares tradable on Euronext Brussels expired. Since this date all ordinary shares have the same rights and privileges in all respects. As of 28 April 2015 all Euronav shares are fully fungible and are able to trade on both NYSE and Euronext Brussels.

May

On 13 May 2015 the General Meeting of Shareholders approved the gross dividend of USD 0.25 per share as proposed by the Board of Directors. This dividend was paid from profits carried forward over financial year 2014 and on this occasion considered part of the new dividend policy for 2015.

June

On 16 June 2015 Euronav announced the acquisition through resale of newbuilding contracts of four VLCCs – currently under construction at Hyundai Heavy Industries - for an aggregate purchase price of USD 384 million or USD 96 million per vessel. The vessels are scheduled for prompt delivery as early as September 2015, January 2016, March 2016 and May 2016, respectively. In addition and against the payment of an option fee of an aggregate amount of USD 8 million, the seller has also agreed to grant Euronav an option to acquire up to an additional four VLCCs which are sister vessels to the initial four VLCCs, at a purchase price of USD 98 million each.

Given the volatility of the tanker markets, the Board of Euronav NV has carefully reviewed all potential impairment indicators such as the freight environment as well as the current market value of the fleet compared to its carrying amount. Based on this review, the Board of Directors concluded that no impairment test was required at 30 June 2015. The Board will continue to closely monitor developments in the tanker market and review possible impairment indicators again at each reporting date.

The Board of Directors, represented by Peter G. Livanos, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge, the condensed consolidated interim financial statements for the six months ended 30 June 2015 which have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union, give a true and fair view, of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation as a whole. The half year management report includes a fair overview of the important events that have occurred during the first half year and of the major transactions with the related parties, and their impact on the condensed consolidated interim financial statements, together with a description of the principal risks and uncertainties for the remainder of the financial year.

On behalf of the Board of directors:

Paddy Rodgers	Peter G. Livanos
Chief Executive Officer	Chairman of the Board of Directors

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*   *   *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email:  IR@euronav.com

Half year report 2015 available on website: Monday, 31 August 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being 1 V-Plus vessel, 27 VLCCs (of which 1 in 50%-50% joint venture), four VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 23 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	June 30, 2015	December 31, 2014
ASSETS

Current assets
Trade and other receivables	225,424	194,733
Current tax assets	33	36
Cash and cash equivalents	148,224	254,086
Non-current assets held for sale	-	89,000

Total current assets	373,681	537,855

Non-current assets
Vessels	2,322,408	2,258,334
Assets under construction	122,790	-
Other tangible assets	1,129	1,226
Prepayments	8,001	16,601
Intangible assets	83	29
Receivables	269,364	258,447
Investments in equity-accounted investees	17,576	17,332
Deferred tax assets	9,815	6,536

Total non-current assets	2,751,166	2,558,505

TOTAL ASSETS	3,124,847	3,096,360

EQUITY and LIABILITIES

Current liabilities
Trade and other payables	87,846	125,555
Tax liabilities	136	1
Bank loans	167,139	146,303
Convertible and other Notes	-	23,124
Provisions	449	412

Total current liabilities	255,570	295,395

Non-current liabilities
Bank loans	1,035,333	1,088,026
Convertible and other Notes	-	231,373
Other payables	494	489
Deferred tax liabilities	-	-
Employee benefits	2,096	2,108
Amounts due to equity-accounted joint ventures	5,880	5,880
Provisions	621	381

Total non-current liabilities	1,044,424	1,328,257

Equity
Share capital	173,046	142,441
Share premium	1,215,228	941,770
Translation reserve	(12)	379
Hedging reserve	-	-
Treasury shares	(15,354)	(46,062)
Other equity interest	-	75,000
Retained earnings	451,945	359,180

Equity attributable to owners of the Company	1,824,853	1,472,708

TOTAL EQUITY and LIABILITIES	3,124,847	3,096,360

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014
Shipping revenue
Revenue	416,529	201,157
Gains on disposal of vessels/other tangible assets	2,128	6,390
Other operating income	4,296	3,534
Total shipping revenue	422,953	211,081

Operating expenses
Voyage expenses and commissions	(37,665)	(54,586)
Vessel operating expenses	(76,779)	(52,144)
Charter hire expenses	(13,726)	(11,121)
Losses on disposal of vessels/other tangible assets	(2)	-
Impairment on non-current assets held for sale	-	(7,416)
Depreciation tangible assets	(101,688)	(67,674)
Depreciation intangible assets	(11)	(10)
General and administrative expenses	(21,126)	(17,222)
Total operating expenses	(250,997)	(210,173)

RESULT FROM OPERATING ACTIVITIES	171,956	908

Finance income	389	623
Finance expenses	(27,424)	(37,138)
Net finance expenses	(27,035)	(36,515)

Share of profit (loss) of equity accounted investees (net of income tax)	25,015	14,393

PROFIT (LOSS) BEFORE INCOME TAX	169,936	(21,214)

Income tax benefit (expense)	3,315	(38)

PROFIT (LOSS) FOR THE PERIOD	173,251	(21,252)

Attributable to:
Owners of the company	173,251	(21,252)

Basic earnings per share	1.13	(0.20)
Diluted earnings per share	1.11	(0.20)

Weighted average number of shares (basic)	153,071,800	104,324,074
Weighted average number of shares (diluted)	155,915,594	104,324,074

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014

Profit/(loss) for the period	173,251	(21,252)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(391)	(54)
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	718	960

Other comprehensive income, net of tax	327	2,197

Total comprehensive income for the period	173,578	(19,055)

Attributable to:
Owners of the company	173,578	(19,055)

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(21,252)	(21,252)	-	(21,252)
Total other comprehensive income	-	-	(54)	1,291	-	960	2,197	-	2,197
Total comprehensive income	-	-	(54)	1,291	-	(20,292)	(19,055)	-	(19,055)

Transactions with owners of the company
Issue of ordinary shares	41,645	308,355	-	-	-	(8,601)	341,399	-	341,399
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,281	64,718	-	-	-	(3,500)	71,499	75,000	146,499
Equity-settled share-based payment	-	-	-	-	-	2,210	2,210	-	2,210
Total transactions with owners	72,029	462,670	-	-	-	(17,313)	517,386	75,000	592,386

Balance at June 30, 2014	130,966	828,244	892	-	(46,062)	385,281	1,299,321	75,000	1,374,321

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	173,251	173,251	-	173,251
Total other comprehensive income	-	-	(391)	-	-	718	327	-	327
Total comprehensive income	-	-	(391)	-	-	173,969	173,578	-	173,578

Transactions with owners of the company
Issue of ordinary shares	20,324	208,739	-	-	-	(19,357)	209,706	-	209,706
Issue and conversion convertible Notes	-		-	-	-	-	-	-	-
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(39,656)	(39,656)	-	(39,656)
Treasury shares	-	-	-	-	30,708	(23,158)	7,550	-	7,550
Equity-settled share-based payment	-	-	-	-	-	967	967	-	967
Total transactions with owners	30,605	273,458	-	-	30,708	(81,204)	253,567	(75,000)	178,567

Balance at June 30, 2015	173,046	1,215,228	(12)	-	(15,354)	451,945	1,824,853	-	1,824,853

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014
Cash flows from operating activities
Profit (loss) for the period	173,251	(21,252)

Adjustments for:	99,507	93,079
Depreciation of tangible assets	101,688	67,674
Depreciation of intangible assets	11	10
Impairment on non-current assets held for sale	-	7,415
Provisions	262	-
Tax expenses (benefits)	(3,315)	38
Share of profit of equity-accounted investees, net of tax	(25,015)	(14,393)
Net finance expense	27,035	36,515
Capital gain (loss) on disposal of assets	(2,126)	(6,390)
Equity-settled share-based payment transactions	967	2,210

Changes in working capital requirements	(55,875)	(52,668)
Change in cash guarantees	(39)	-
Change in trade receivables	10,581	(7,332)
Change in accrued income	(12,697)	(11,483)
Change in deferred charges	3,737	(25,603)
Change in other receivables	(32,370)	(15,134)
Change in trade payables	16,746	(1,817)
Change in accrued payroll	(620)	(825)
Change in accrued expenses	(4,348)	10,132
Change in deferred income	3,062	(2,454)
Change in other payables	(39,927)	1,828
Change in provisions for employee benefits	-	20

Income taxes paid during the period	173	129
Interest paid	(33,460)	(27,564)
Interest received	188	244
Dividends received from equity-accounted investees	275	9,410

Net cash from (used in) operating activities	184,059	1,378

Acquisition of vessels	(271,743)	(452,096)
Proceeds from the sale of vessels	91,065	27,900
Acquisition of other tangible assets	(8,114)	(88,239)
Acquisition of intangible assets	(63)	(5)
Proceeds from the sale of other (in)tangible assets	63	2
Loans from (to) related parties	12,835	(38)
Proceeds of disposals of joint ventures, net of cash disposed	1,500	-
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	(174,457)	(512,476)

Proceeds from issue of share capital	229,063	350,000
Transaction costs related to issue of share capital	(19,357)	(8,601)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from sale of treasury shares	7,550	-
Proceeds from new long-term borrowings	338,770	536,399
Repayment of long-term borrowings	(631,317)	(300,834)
Transaction costs related to issue of loans and borrowings	-	(11,886)
Dividends paid	(39,658)	-

Net cash from (used in) financing activities	(114,949)	711,578

Net increase (decrease) in cash and cash equivalents	(105,347)	200,480

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(515)	(302)

Net cash and cash equivalents at the end of the period	148,224	274,487